UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

MICT, INC.

(Names of Subject Company (Issuer))

BNN TECHNOLOGY PLC

(Name of Filing Persons (Offeror))

Global Fintech Holdings Ltd.

Mark Hanson

Darren Mercer

(Name of Filing Persons (Other Persons))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

55328R109

(CUSIP Number of Class of Securities)

Darren Mercer, Executive Director

BNN Technology PLC

First Floor Mallory House

Goostrey Way

Knutsford

Chesire WA16 7GY

United Kingdom

+44 (0) 1565 872990

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of Filing Persons)

With copies to:

 Richard Anslow, Esq.

 Jonathan Deblinger, Esq.

 Ellenoff Grossman & Schole LLP

 1345 Avenue of the Americas

 New York, New York 10105

 (212) 370-1300

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$3,223,148	$390.65

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (A) 1,953,423 shares of common stock, par value $0.001 per share, of MICT, Inc. (representing the maximum number of shares subject to the tender offer) and (B) $1.65 per share (representing the offer price).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $390.65	Form or Registration No.: Schedule TO
Filing Party: BNN Technology PLC	Date Filed: February 5, 2019

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by BNN Technology PLC, a private limited company organized under the laws of the United Kingdom (“Purchaser”), with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2019 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase up to 1,953,423 shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of MICT, Inc., a Delaware corporation (“MICT” or the “Company”), at a price of $1.65 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 5, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of the Purchaser, Global Fintech Holdings Ltd., Mark Hanson and Darren Mercer. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Items 1 through 9 and Item 11.

1. The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented by adding the following new paragraphs thereto:

“On March 13, 2019, Purchaser announced an extension of the Expiration Date of the Offer to 5:00 p.m., New York City time, on Monday, April 8, 2019, unless the Offer is further extended. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on Friday, March 15, 2019.

The Depositary has indicated that, as of 4:00 p.m., New York City time, on March 13, 2019, 1,322,045 Shares have been validly tendered and not properly withdrawn pursuant to the Offer.

The full text of the press release issued by Purchaser announcing the extension of the Offer is attached as Exhibit (a)(1)(H) to this Schedule TO and is incorporated by reference herein.”

2. The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented by adding the following new paragraphs at the end of Section 11 – “Background of the Offer; Past Contacts; Negotiations and Transactions” of the Offer to Purchase to read as follows:

“The terms of the Acquisition Agreement are the result of extensive arm’s-length negotiations among the management teams of MICT, Purchaser and ParagonEx, along with their respective advisors and under the guidance of each company’s board of directors. MICT followed a careful process assisted by experienced outside financial and legal advisors to rigorously examine potential transactions and transaction candidates. The following is a summary of the background of the events leading up to the decision by MICT to engage in the Acquisitions and the negotiation of the Acquisition Agreement with Purchaser and ParagonEx.

On March 13, 2017, MICT entered into an engagement letter with Trump Securities, LLC and Sunrise Securities LLC (“Sunrise”) to act as a non-exclusive advisor to provide a range of investment banking services. In connection therewith, Sunrise compiled a list of, and engaged in discussions with, potential counterparties for a strategic transaction with MICT.

In January 2018, Purchaser approached Mr. Lucatz through Amnon Mandelbaum of Sunrise about potentially purchasing Mr. Lucatz’ equity in MICT. This evolved in February 2018 into a discussion as to the possibility of Purchaser and ParagonEx doing a transaction directly with MICT. Those discussions culminated in a confidentiality and exclusivity agreement being executed on April 23, 2018.

In connection with the transactions contemplated by the confidentiality and exclusivity agreement executed on April 23, 2018, Purchaser referred to its valuation immediately prior to its delisting from the UK Alternative Investment Market (“AIM”) as being indicative of its current valuation. Discussions concerning MICT’s valuation were mostly based on some premium to market.

After some discussion, it appears that the parties were not close on relative valuations, and the exclusivity agreement was terminated on May 8, 2018, as were all negotiations regarding any contemplated transaction.

In mid-June 2018, Purchaser reached out to David Lucatz with a view to acquiring a portion of Mr. Lucatz’ equity in MICT. This culminated in the purchase by Purchaser of 1,363,000 of Mr. Lucatz’ shares on June 21, 2018 at a price for $1.65 per share, which represented a 14.89% stake in MICT. Such purchase contemplated that Purchaser would subsequently launch a tender offer for MICT’s common stock, thereby providing MICT’s stockholders with the option to cash out at a price of $1.65 per share (subject to a pro rata reduction if more shares were tendered than those Purchaser offered to purchase in the tender offer), and that board of directors of MICT (the “MICT Board”) would engage in subsequent discussions about a larger series of transactions with Purchaser and ParagonEx.

Following such purchase, MICT’s management and board of directors engaged in discussions regarding renewed negotiations with Purchaser and ParagonEx, including the potential that Purchaser might launch a tender offer for MICT’s common stock, and on July 1, 2018, the MICT Board approved a non-binding letter of intent with Purchaser, which was executed on July 2, 2018 (the “LOI”). A Current Report on Form 8-K disclosing the LOI was filed by MICT on July 2, 2018.

In early July 2018, MICT, Purchaser and ParagonEx exchanged due diligence request lists, and data room access as to Purchaser and ParagonEx was provided to certain members of the MICT due diligence team on July 19, 2018. In connection with such diligence processes, certain preliminary financial data concerning Purchaser and ParagonEx, as well as information concerning the general field of operations of each such company, was disclosed to Mr. Lucatz, who subsequently relayed such information to the MICT Board.

In mid-July 2018, MICT began the process of interviewing investment bankers for the purpose of analyzing the transactions contemplated to be entered into and advising the MICT Board as to the fairness of such transactions to MICT’s stockholders.

On July 25, 2018, Mr. Lucatz, Jeffrey P. Bialos of the MICT Board, Mr. Mandelbaum and representatives from Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC (“Mintz”) met with representatives from Purchaser, Purchaser’s financial advisor Maxim Group LLC (“Maxim”), and ParagonEx in order to discuss the transactions contemplated to be entered into. Such discussions included but were not limited to matters involving the tender offer price and relative valuations, fiduciary-out provisions in the forthcoming draft of the Acquisition Agreement, termination fees, and transaction expenses.

On July 26, 2018, tax counsel from Mintz provided a preliminary analysis to MICT’s management in connection with the contemplated spin-off which indicated that the spin-off would be a taxable event to MICT’s stockholders. Also on July 26, 2018, representatives from Ellenoff Grossman & Schole LLP, counsel to Purchaser (“EGS”), provided to Mintz a draft Structuring Steps Paper which outlined their proposed mechanics of the transactions contemplated to be entered into.

On July 27, 2018, EGS provided to Mintz an initial draft of the Acquisition Agreement.

Throughout early August 2018, representatives from Mintz and EGS communicated by conference call and email regarding certain of the open issues in the initial draft of the Acquisition Agreement. Such matters included but were not limited to voting agreement thresholds, fiduciary-out provisions, termination fees, D&O insurance for current directors and officers of MICT, the removal of Micronet from certain of MICT’s representations, warranties and covenants (given that it was being spun off), and tax matters in connection with the inversion that was initially contemplated to be completed in connection with the Acquisitions (but which was not ultimately completed due to certain structural changes).

On August 3, 2018, ParagonEx executed a joinder to the confidentiality agreement previously entered into between MICT and Purchaser on April 23, 2018.

On August 5, 2018, the MICT Board held a telephonic meeting. At such meeting, representatives from Mintz provided an update regarding the status of the negotiations with Purchaser and ParagonEx, and Mr. Lucatz provided an update on the legal, financial and business due diligence being conducted by MICT. In addition to an overview of the terms of the contemplated transactions, the MICT Board discussed certain potential merits of the contemplated transactions, including that, in connection with the tender offer, MICT’s stockholders would be provided with the option to either (i) cash out at a price of $1.65 per share (subject to a pro rata reduction if more shares were tendered than those offered to purchase by Purchaser in the tender offer), which would allow such stockholders to sell their shares at a premium to the market (based both on the current share price, and as adjusted to give effect to the presumed reduction in the value of MICT’s stock price pursuant to the spin-off of MICT’s Tel Aviv Stock Exchange-listed subsidiary Micronet), or (ii) receive their pro rata portion of the shares of Micronet that would be spun out, which shares would represent all of MICT’s current value (other than the value of its listing on The Nasdaq Capital Market and certain other immaterial equity interests), and exchange their shares of MICT’s common stock for shares of the ultimate public company. The MICT Board also discussed the respective businesses of Purchaser and ParagonEx and the synergies that could result from the Acquisitions. Additionally, Mr. Bialos led a discussion about Purchaser’s prior delisting from AIM.

During July and August of 2018, MICT’s management and the MICT Board engaged in discussions with multiple investment banking firms regarding a potential engagement, and based on these discussions, on September 17, 2018, Coview was engaged by MICT for the purpose of analyzing the transactions contemplated to be entered into and advising the MICT Board as to the fairness of such transactions to MICT’s stockholders from a financial point of view.

On August 7, 2018, a conference call was held among representatives from Mintz and MICT’s management and board of directors to discuss the open issues in the initial draft of the Acquisition Agreement.

On August 8, 2018, Mintz provided to EGS a revised draft of the Acquisition Agreement. In connection with ongoing discussions regarding Purchaser’s willingness to proceed with the tender offer, representatives from Mintz reiterated to EGS and Purchaser that the tender offer was important to the MICT Board and that it should remain as part of the contemplated transactions. Conversations about whether Purchaser would be willing to complete the tender offer continued throughout August 2018.

On August 13, 2018, the MICT Board held a special meeting. At such meeting, the MICT Board received from Mr. Luctaz an update regarding the status of the negotiations with Purchaser and ParagonEx, and an update on the legal, financial and business due diligence being conducted by MICT. It was further determined by the MICT Board to further negotiate several commercial issues related to, among other things, employee options, escrow deposit and closing conditions for the Acquisitions, including termination fees payable during the interim period.

Following such meeting, and pursuant to the direction of the MICT Board, on August 13, 2018, Mr. Bialos reached out to Darren Mercer, Purchaser’s Chief Executive Officer, in order to seek additional information about Purchaser’s prior delisting from AIM and the internal investigation related thereto conducted by Price Waterhouse Coopers (“PwC”). Discussions about this matter ensued among representatives from the MICT Board, representatives from Mintz, Mr. Mercer, representatives from EGS, and representatives from Gateley PLC, which firm had served as personal counsel to Mr. Mercer.

Also on August 13, 2018, EGS provided to Mintz a revised draft of the Acquisition Agreement, as well as drafts of the subscription materials contemplated to be used by Purchaser in connection with the private placement contemplated by GFH (the “GFH Private Placement”).

On August 16, 2018, in connection with MICT’s due diligence efforts, representatives from Mintz requested from EGS financial projections for Purchaser and ParagonEx and an outline describing Purchaser’s business strategy going forward, as well as additional information regarding Purchaser’s proposed expansion of ParagonEx’s trading platform.

On August 17, 2018, Mintz sent to EGS certain comments on the subscription materials contemplated to be used by Purchaser in connection with the GFH Private Placement.

On August 21, 2018, EGS provided to Mintz a revised draft of the Acquisition Agreement, and on August 22, 2018, EGS communicated to Mintz that Purchaser and ParagonEx agreed to have two continuing MICT directors remain on the public company’s board for some limited period of time.

On August 28, 2018, a conference call was held among representatives from Mintz, MICT’s management and board of directors and EGS to discuss certain open issues in the latest draft of the Acquisition Agreement. Such issues included but were not limited to the respective valuations of MICT, Purchaser and ParagonEx, termination fees and related escrow arrangements, transaction structure (i.e. the use of a BVI entity as the public company), the size of the GFH Private Placement, closing conditions, transaction expenses, and D&O insurance for current directors and officers of MICT.

On September 5, 2018, Mintz provided to EGS a revised draft of the Acquisition Agreement, and on September 6, 2018, EGS provided to Mintz a revised draft of the same.

Also on September 6, 2018, in connection with MICT’s due diligence efforts, representatives from Mintz and the MICT Board attended a meeting at the offices of EGS with Mr. Mercer and Mark Hanson, Purchaser’s Chairman, to discuss Purchaser’s delisting and to review materials from the internal investigation conducted by PwC at Purchaser’s request in connection therewith. A telephonic meeting of the MICT Board was also held to discuss the same topic.

On September 7, 2018, representatives from Mintz and MICT’s management, EGS and Purchaser’s management attended a meeting at the offices of EGS to discuss certain open issues in the latest draft of the Acquisition Agreement. The primary items discussed involved the termination fee, closing conditions, and certain other legal issues that the parties viewed as material to the contemplated transactions. Subsequent conversations transpired among representatives from Mintz and the MICT Board concerning due diligence matters, open issues in the latest draft of the Acquisition Agreement, and the question of whether to negotiate for a higher price for the tender offer.

On September 17, 2018, the MICT Board held a special meeting. At such meeting, the MICT Board discussed, among other things, the internal investigation, and it was agreed to seek further assurances from Purchaser in the form of a representation by Purchaser or a director thereof pertaining thereto.

Also on September 17, 2018, in connection with MICT’s due diligence efforts, representatives from Mintz and EGS discussed MICT’s requests for financial statements of Purchaser and ParagonEx, and representatives from Mintz also conveyed to representatives from EGS MICT’s intention to seek further assurances from Purchaser regarding the internal investigation. ParagonEx’s financials were provided to MICT on October 2, 2018, and Purchaser’s financials, which encompassed BI China’s financials, were provided to MICT on October 9, 2018.

Also on September 17, 2018, EGS provided to Mintz initial drafts of the form of voting agreement and lock-up agreements. Subsequent drafts of such agreements were circulated between EGS and Mintz in the following months, which were finalized and executed by the relevant parties simultaneously with the Acquisition Agreement on December 18, 2018.

On October 1, 2018, the principals of Purchaser and MICT attended a meeting at the offices of EGS to discuss certain material terms of the Acquisition Agreement.

On October 3, 2018, MICT and ParagonEx received a formal due diligence report from Hogan Lovells LLP (“HL”), which law firm was engaged to act as joint due diligence counsel to MICT and ParagonEx with respect to Purchaser’s Chinese operations.

On October 9, 2018, Mintz sent a draft agreement to representatives from YA II PN, Ltd. (“Yorkville”) in connection with the amendment of certain convertible debentures and warrants in MICT held by Yorkville (the “Yorkville Agreement”). Yorkville sent a revised draft of the Yorkville Agreement to Mintz on October 10, 2018, and negotiations regarding the same continued through early December, 2018. Following such negotiations and comments from Purchaser and EGS, the Yorkville Agreement was finalized on December 8, 2018 and executed on December 17, 2018.

On October 16, 2018, EGS provided to Mintz a revised draft of the Acquisition Agreement.

On October 17, 2018, a conference call was held among representatives from Mintz, MICT’s management, EGS, representatives from Purchaser’s management, and representatives from ParagonEx to discuss the termination fees to which the parties to the Acquisition Agreement would be entitled in the event that the Acquisitions did not close.

On October 30, 2018, representatives from Mintz, MICT’s management, MICT’s Israeli counsel Naschitz, Brandes, Amir & Co. (“NB”), EGS, Purchaser’s management, Maxim and ParagonEx attended a meeting at the offices of EGS to discuss certain open issues in the latest draft of the Acquisition Agreement, as well as mechanics for the contemplated transactions and other matters. At this meeting, Purchaser and ParagonEx agreed to pay to MICT a base termination fee of $1,800,000, which would increase to $3,000,000 under certain specified circumstances. Purchaser also agreed to deposit $900,000 and 1,363,000 shares of MICT’s common stock into escrow as security for MICT in connection with such termination fee.

On November 1, 2018, EGS provided to Mintz a revised draft of the Acquisition Agreement, which incorporated the revised termination fee, as well as other material changes.

On November 6, 2018, a conference call was held among representatives from Mintz and EGS to discuss the conditions to the tender offer that would be included in the Acquisition Agreement, as well as other items that remained open in the Acquisition Agreement.

On November 7, 2018, a conference call was held among representatives from NB and HL to discuss the due diligence report concerning Purchaser’s Chinese operations.

On November 10, 2018, Mintz provided to EGS a revised draft of the Acquisition Agreement, which was supplemented on November 12, 2018 with additional comments from NB regarding certain of the representations, warranties, and closing conditions for Purchaser and ParagonEx.

On November 12, 2018, EGS provided to Mintz a revised draft of the conditions to the tender offer that would be included in the Acquisition Agreement, which incorporated a new condition that Purchaser not be required to complete the tender offer in the event that MICT failed to satisfy any of the initial or continued listing standards of The Nasdaq Capital Market.

Also on November 12, 2018, in light of certain issues that had arisen in connection with MICT’s due diligence efforts, representatives from NB, Mintz and MICT’s management had discussions about the inclusion of additional protective mechanisms in the Acquisition Agreement and/or negotiating for a more favorable price for MICT’s stockholders. Other open items were discussed as well, including due diligence surrounding Purchaser’s prior delisting from AIM, MICT, Purchaser and ParagonEx’s respective disclosure schedules, the status of CoView’s fairness opinion, and the request by ParagonEx that certain members of its current management receive an equity position in the public company resulting from the Acquisitions.

On November 13, 2018, the MICT Board held an extended meeting to review the status of and open issues relating to the proposed transaction. Mr. Koch provided an overview of the latest drafts of the Acquisition Agreement and the ancillary documents, copies of which had been provided to the MICT Board in advance of the meeting, as well as the valuations currently attributed to Purchaser and ParagonEx. Mr. Koch also reviewed the MICT Board’s fiduciary duties and other legal aspects of the transaction. Representatives from NB, HL and other advisors also made presentations as to MICT’s legal and financial due diligence regarding Purchaser and ParagonEx. On the basis of the due diligence report, the MICT Board noted several issues that it directed be discussed with Purchaser and ParagonEx in order to mitigate potential risks. These included but were not limited to the absence of non-compete agreements with members of ParagonEx management, the absence of definitive agreements between ParagonEx and any of its major customers under the UFX brand, the need by ParagonEx to complete the acquisition of the share capital of PX Exchange Limited (“PX Exchange”), certain issues regarding Purchaser’s share capital of its Chinese subsidiaries, and certain weaknesses in Purchaser and its subsidiaries’ governance controls and procedures. The MICT Board also addressed MICT’s prospects were it to continue as a stand-alone company, which presentation considered the Company’s current cash burn, its outstanding debt, and certain other challenges. The MICT Board also considered that the transactions contemplated by the Acquisition Agreement had been public since the LOI was announced on July 2, 2018, and that no alternative proposals had been put forward between such date and the date on which the Acquisition Agreement was executed. The members the MICT Board were given the opportunity to ask questions of Mr. Koch, Guy Eyal from NB, and the other advisors who were present.

On November 14, 2018, the MICT Board held another substantial meeting to continue its in-depth review of the Acquisitions and the transactions contemplated thereby. At such meeting, representatives from CoView provided a detailed presentation regarding the fairness of the Acquisitions to MICT’s stockholders. Representatives from Purchaser and ParagonEx were also present at the meeting, and the members of the MICT Board were given the opportunity to ask questions of everyone in attendance. The MICT Board met both together and separately with Purchaser and ParagonEx representatives to pursue issues it had identified on November 13, 2018. The MICT Board also revisited the merits of the contemplated transactions, noting that, in connection with the tender offer, MICT’s stockholders would be provided with the option to either cash out at a price that was at a premium to the market (as adjusted to give effect to the presumed reduction in the value of MICT’s stock price pursuant to the spin-off), or to participate in the spin-off of Micronet and exchange their shares of MICT’s common stock for shares of the public company. In connection therewith, the MICT Board considered that, for those stockholders electing to participate in the spin-off, the shares of Micronet that they would receive in connection therewith would represent all of MICT’s current value (other than the value of its listing on The Nasdaq Capital Market and certain other immaterial equity interests). The MICT Board also discussed the respective businesses of Purchaser and ParagonEx and the synergies that could result from the Acquisitions, noting that such synergies could result in significant upside for MICT’s stockholders opting not to tender their shares.

On November 15, 2018, after considering the information and evaluations from the prior meetings, the MICT Board held a telephonic meeting. At such meeting, the MICT Board determined to preliminarily approve the Acquisitions and related transactions, and to grant Mr. Lucatz the authority to execute the Acquisition Agreement in substantially the form discussed at the meetings held on November 13 and 14, 2018; except that Mr. Lucatz was directed, before executing the Acquisition Agreement, to attempt to negotiate for better economic terms and to seek increased protections in the Acquisition Agreement regarding certain of the due diligence issues discussed during the meeting held on November 13, 2018 noted above.

Subsequently, a conference call was held among representatives from MICT and Purchaser, during which such representatives from MICT sought to negotiate that the stockholders of MICT receive a larger percentage of the public company in connection with the Acquisitions. No such increase was ultimately obtained.

On November 16, 2018, representatives from Mintz communicated to EGS a list of open issues in the latest draft of the Acquisition Agreement (including issues regarding the assumption by the public company of MICT’s current equity incentive plans), as well as issues regarding certain other aspects of the transactions contemplated by the Acquisitions (such as the escrow agreement and the remaining ancillary documents) that needed to be resolved before the Acquisition Agreement could be signed. Multiple conference calls were held in the following days among representatives from Mintz, MICT, Purchaser, EGS, ParagonEx, and their respective advisors in connection with such matters.

On November 22, 2018, representatives from Herzog Fox & Ne’eman (“HFN”), counsel to ParagonEx, provided to Mintz and EGS a revised draft of the Acquisition Agreement giving effect to many of Mintz and EGS’s proposed changes to ParagonEx’s representations, warranties and covenants.

On November 27, 2018, in connection with the announcement of its third quarter 2018 financial results, MICT disclosed in a press release that it was continuing to negotiate definitive agreements for the transactions contemplated by the LOI.

Between November 27, 2018 and December 13, 2018, HFN, Mintz and EGS held numerous conference calls, and exchanged updated versions of the Acquisition Agreement and schedules related thereto. The focus of such discussions were on the remaining open issues, which included but were not limited to actions permitted to be taken by MICT during the interim period (such as the incurrence of additional debt), conditions to the tender offer, composition of the consideration to be paid to ParagonEx, closing conditions for MICT, Purchaser and ParagonEx, the assumption by the public company of MICT’s current equity incentive plans, the capitalization structure of the public company, signatories to the voting agreement (which was ultimately signed only by Mr. Lucatz on behalf of his affiliates that are stockholders of MICT), termination fee triggers and escrow arrangements, the size of the tender offer (which was ultimately reduced from 35.2% to 20% of MICT’s outstanding shares of common stock based in part on the understanding that neither Mr. Lucatz nor his affiliates nor Purchaser would tender any shares), the ratio by which each share of MICT’s common stock that was not validly tendered would convert into shares of the public company (which was ultimately reduced from 1:1 to 1:0.93 due to uncertainties relating to the possible compensation of Sunrise in connection with the Acquisitions), retention arrangements for ParagonEx’s management, and the Yorkville Agreement. Subsequent drafts of the Acquisition Agreement, the disclosure schedules and the ancillary documents were circulated among HFN, Mintz and EGS on November 27, 2018, November 28, 2018, December 4, 2018, December 7, 2018, December 9, 2018, December 10, 2018, December 13, 2018, December 14, 2018, and December 15, 2018, and multiple conference calls were held among the parties to the Acquisition Agreement and/or their representatives and advisors regarding the same, including on December 5, 2018 (among representatives from Mintz, NB, EGS and Purchaser), December 6, 2018 (among representatives from Mintz, NB, EGS, Purchaser, and Maxim), December 7, 2018 (among representatives from MICT, Mintz, NB, EGS, Purchaser, HFN, ParagonEx and Maxim), and December 13, 2018 (among representatives from MICT, Mintz, NB, EGS, Purchaser, HFN, ParagonEx and Maxim).

On December 7, 2018, EGS sent to Mintz a draft of the escrow agreement concerning the $900,000 and shares of MICT’s common stock that Purchaser had agreed to deposit as security for MICT in connection with the termination fee, and on December 9, 2018, Mintz sent a further revised draft to EGS seeking to amend, among other provisions, the circumstances under which the escrow property would be released, as well as Purchaser’s ability to vote the escrowed shares during any period of contention. Subsequent drafts of the escrow agreement were circulated between EGS and Mintz in the following days, and the agreement was finalized on December 17, 2018 and executed by MICT, Purchaser and the escrow agent on December 18, 2018.

On December 12, 2018, the MICT Board held a telephonic meeting to consider the status of the Acquisition Agreement and the transactions contemplated thereby. At such meeting, Mr. Lucatz and representatives from Mintz described the status of the latest draft of the Acquisition Agreement and the ancillary documents and highlighted the material changes to the Acquisition Agreement since the version reviewed at the meetings held on November 13 and 14, 2018. The MICT Board engaged in robust discussion regarding the remaining open issues.

On December 17, 2018, the MICT Board held another meeting to focus on recent changes to the Acquisition Agreement and the transactions contemplated thereby and their effects, if any, on the fairness opinion being presented by CoView. Specifically, at such meeting, representatives from Mintz provided an overview of the latest drafts of the Acquisition Agreement (which had been circulated in advance of the meeting) and the ancillary documents since the versions reviewed at the meetings held on November 13, 2018, November 14, 2018 and December 12, 2018. In connection therewith, representatives from CoView communicated to the MICT Board that CoView had reviewed such changes to the Acquisition Agreement (including but not limited to the reduction in the tender offer from 35.2% to 20%, and the reduction in the conversion ratio from 1:1 to 1:0.93), and that after considering such changes, and based on the methodology that was previously presented, CoView had concluded that the Acquisitions were fair to the stockholders of MICT (other than Purchaser and its affiliates) from a financial point of view, and that CoView was prepared to issue an opinion regarding the same. Such opinion was delivered on or about December 17, 2018.

Also at such meeting, the MICT Board discussed several areas where MICT was successful in negotiating concessions or better outcomes than were originally advanced by Purchaser and ParagonEx (including with respect to the termination fees, the tender offer, actions permitted to be taken by MICT during the interim period, and certain other structural provisions that increased deal certainty from MICT’s perspective). The MICT Board also revisited the merits of the Acquisitions that were discussed at the meeting held on November 14, 2018, and highlighted that MICT had negotiated for increased protections in the Acquisition Agreement regarding certain of the due diligence issues discussed during the meeting held on November 13, 2018, such as the addition of a closing condition requiring ParagonEx to enter into a definitive agreement with UFX, the requirement that certain members of ParagonEx management enter into non-compete agreements in advance of closing, the inclusion of a covenant that ParagonEx would use its best efforts to complete the PX Exchange acquisitions, and the inclusion of covenants to remedy certain of Purchaser’s share capital issues and concerns about governance controls and procedures.

The MICT Board expressed consensus and satisfaction that the appropriate corporate governance steps had been taken. The MICT Board expressed its view that the Acquisitions was the best opportunity for maximizing MICT’s stockholder value, including with respect to the tender offer, the opportunity to receive a termination fee in the event that the Acquisitions did not close, and the other favorable deal terms. Following such discussion, the MICT Board unanimously determined that the transactions contemplated by the Acquisition Agreement, including the Acquisitions and the tender offer, were advisable, fair to, and in the best interest of MICT and MICT’s stockholders; approved and declared advisable the Acquisition Agreement and the transactions contemplated therein; and determined to recommend, upon the terms and subject to the conditions of the Acquisition Agreement, that MICT’s stockholders vote to approve the Acquisition Agreement and the transactions contemplated therein. MICT’s management was directed to execute the Acquisition Agreement and the ancillary documents.

On December 18, 2018, the Acquisition Agreement and the ancillary documents were finalized and executed by the parties thereto.

On December 20, 2018, MICT, Purchaser and ParagonEx issued a press release to announce the Acquisitions, the tender offer, and the other transactions contemplated by the Acquisition Agreement.

On February 5, 2019, Purchaser commenced the tender offer.”

2. The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented by adding the following new paragraph after the second paragraph of Section 12 – “Purpose of the Offer; Plans for MICT; Other Matters.” of the Offer to Purchase to read as follows:

“Subsequent to the consummation of the Offer, and subject to the completion and waiver of the closing conditions set forth in the Acquisition Agreement, including the approval of MICT’s stockholders, GFH intends to consummate the Acquisitions. See Section 14 and Annex B to this Offer to Purchase for more information about the Acquisition Agreement and related agreements and the Acquisitions.”

3. The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented by adding the following new paragraphs at the end of Section 14 – “The Acquisition Agreement; Other Agreements” of the Offer to Purchase to read as follows:

“The Acquisition Agreement

This section is a summary description of the material provisions of the Acquisition Agreement but does not purport to describe all of the terms thereof. All interested parties are strongly urged to read the Acquisition Agreement, along with the related agreements and documents, in their entirety, as this summary should not be relied upon to provide all the terms and conditions of the Acquisition Agreement that may be material to you.

General Description of the Acquisition Agreement

On December 18, 2018 the following parties entered into the Acquisition Agreement: (i) MICT, (ii) GFH (iii) Merger Sub, (iv) Purchaser, (v) BI China, (vi) the BI China Sellers, (vii) ParagonEx, (viii) the ParagonEx Executing Shareholders and the 102 Trustee as registered holder on behalf of all ParagonEx Executing Shareholders who are beneficial owners of 102 Shares (collectively representing not less than 75% of the ParagonEx equity securities outstanding on a fully diluted basis) and (ix) the ParagonEx Seller Representative. MICT, GFH, Merger Sub, Purchaser, BI China, the BI China Sellers, ParagonEx, the ParagonEx Sellers and the ParagonEx Seller Representative are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties to the Acquisition Agreement.” The following is a summary of the key terms of the Acquisition Agreement.

The Acquisition Agreement contemplates a business combination consisting of: (1) a tender offer by Purchaser for shares of MICT, as more fully described below (the “Tender Offer”); (2) a merger between MICT and Merger Sub, with MICT continuing as the surviving entity, and as a result of which each issued and outstanding share of common stock of MICT will be converted automatically into 0.93 GFH Ordinary Shares (the “Merger”); (3) an acquisition by GFH of all the issued and outstanding securities of BI China from Purchaser and the other BI China Sellers in exchange for newly issued GFH Ordinary Shares (the “BNN Acquisition”); (4) an acquisition by GFH of all the issued and outstanding ParagonEx Ordinary Shares from the ParagonEx Sellers in exchange for a combination of cash, notes and newly issued GFH Ordinary Shares (the “ParagonEx Acquisition”); and (5) a spin-off of MICT’s current business assets, including MICT’s interest in Micronet, a partially owned subsidiary, to MICT’s stockholders who retain shares of MICT after the Tender Offer, provided that seven percent (7%) of the shares of Micronet, otherwise distributable to stockholders of MICT will be held back for issuance to Sunrise Securities, Trump Securities or their Affiliates, as payment for any claims for compensation under the Sunrise Agreement (the “Spin-Off,” and together with the Tender Offer, the Merger, the BNN Acquisition, the ParagonEx Acquisition and the other transactions contemplated by the Acquisition Agreement, the “Transactions”).

In addition, in December 2018, GFH conducted a private placement (the “GFH Private Placement”), in connection with which GFH entered into subscription agreements with certain investors (the “Private Placement Investors”) pursuant to which such Private Placement Investors agreed to purchase an aggregate of $23,500,000 in ordinary shares of GFH, the proceeds from which shall be released to GFH immediately prior to the closing of the Acquisitions (the “Closing”), conditioned upon receipt of approval of the stockholders of MICT to the Transactions and satisfaction or waiver of the conditions to Closing set forth in Article XII of the Acquisition Agreement. The proceeds of the GFH Private Placement, plus any funds contributed by BI China to cover any shortfall of the GFH Private Placement, along with senior unsecured promissory notes in a total principal amount of (i) $10,000,000 if paid in a single lump sum, or (ii) $12,000,000 payable in eight equal installments over a period of 22 months, at GFH’s sole discretion, to the ParagonEx Sellers as partial consideration for the ParagonEx Ordinary Shares to be acquired by GFH in the ParagonEx Acquisition.

At Closing, GFH shall assume, pay, perform, and discharge all the obligations of Purchaser under an unsecured convertible loan note with a currently outstanding principal balance of Six Million Pounds (£6,000,000) (the “BNN Convertible Note”), convertible into GFH shares at a conversion price of $1.65 per share and with a term of two (2) years from the Closing. Interest on the BNN Convertible Note will accrue at a rate of 6% per annum and will be payable semi-annually.

Tender Offer

Purchaser will commence the Tender Offer for up to approximately 20% of the outstanding shares of MICT’s common stock, from the public stockholders of MICT, at a price per share of $1.65 net to the seller in cash (the “Offer Price”), without interest, and upon the terms and conditions of the Acquisition Agreement. The initial expiration date of the Tender Offer is a minimum of twenty (20) Business Days following the commencement of the Tender Offer (the “Expiration Time”). Purchaser expressly reserves the right (i) to increase the Offer Price and (ii) to waive any condition to the Tender Offer or modify the terms of the Tender Offer, except that, without the prior written consent of MICT, Purchaser shall not (a) reduce the number of shares of MICT’s common stock subject to the Tender Offer, (b) reduce the Offer Price to be paid pursuant to the Tender Offer, (c) add to the Tender Offer Conditions (as defined in the Acquisition Agreement) or amend or modify any Tender Offer Condition in any manner adverse to the holders of shares of MICT’s common stock, (d) except as otherwise provided in Section 1.1 of the Acquisition Agreement, extend the Expiration Time, or (e) change the form of consideration payable in the Tender Offer, provided that nothing in this clause shall limit Purchaser’s ability to provide additional cash consideration in addition to the Offer Price.

If the Tender Offer is terminated, withdrawn or otherwise not consummated due to the failure of the condition in the Tender Offer Conditions that the Tender Offer shall not have caused the shares to be held of record by fewer than 300 round lot holders or require pursuant to one or more Nasdaq rules or regulations that the Company obtain stockholder approval in connection therewith, then MICT shall have the option to either (i) terminate the Acquisition Agreement and receive the Target Termination Fee contemplated by Section 13.3(b) of the Acquisition Agreement, or (ii) not terminate the Acquisition Agreement and to continue to seek to consummate the transactions contemplated thereby.

The Spin-Off

Pursuant to the Acquisition Agreement, and subject to the closing of the Acquisitions, it is contemplated that MICT shall spin-off its holdings in Micronet to MICT’s stockholders who retain shares of MICT after the Tender Offer, provided that seven percent (7%) of the shares of Micronet otherwise distributable to MICT’s stockholders will be held back for potential issuance to Sunrise Securities, Trump Securities or their Affiliates as payment for any claims for transaction fee payable to Sunrise under the Sunrise Agreement.

Micronet is a publicly traded company on the Tel Aviv Stock Exchange that operates in the Mobile Resource Management market and designs, develops, manufactures and sells rugged mobile computing devices that provide fleet operators and field workforces with computing solutions in challenging work environments. For a more complete discussion of Micronet’s business, see Micronet’s public filings in connection with its listing on the Tel Aviv Stock Exchange. Following the Spin-Off, the shares of Micronet that are spun-off to MICT’s stockholders who retain shares of MICT after the Tender Offer are expected to continue to trade on the Tel Aviv Stock Exchange, and it is not contemplated that such shares will be listed on any U.S. exchange. Further, the Acquisition Agreement provides that MICT may sell certain of its shares of Micronet during the interim period if such sales are necessary to complete the transactions contemplated by the Acquisition Agreement, including the Spin-Off, and accordingly, there is no way for MICT’s stockholders to determine at this time how many shares of Micronet will be distributed or the number of shares of Micronet they will be entitled to upon the completion of the Spin-Off.

Moreover, Micronet anticipates that it will be required to obtain, and it is currently in the process of seeking, additional financing, which is likely to be dilutive to Micronet’s stockholders, due to an increase in cash flow needs on the one hand, and the utilization of most of its existing resources on the other. Such increase in cash flow needs is due to both a significant decrease in Micronet’s recent sales results, and a lower sales forecast than in previous years. This recent decline in Micronet’s sales forecast is primarily due to a number of factors, including a decrease in the rate of sales of Micronet’s customers to end customers, delays in the launch of the new generation of products, and a decrease in demand due to delays in the implementation of the Electronic Logging mandate. These factors are expected to result in significant cash flow deficits through 2019.

Given the uncertainty as to the number of shares of Micronet to be distributed, Micronet’s need for financing, and the difficult position Micronet currently is in, MICT’s stockholders should not ascribe significant value to the Spin-Off in determining whether or not to participate in the Tender Offer.

The fair market value of the Micronet shares that stockholders receive in connection with the Spin-Off (including the amount of any taxes withheld therefrom) will generally be includable in such stockholders’ gross income as dividend income on the date of receipt, to the extent that the distribution is paid out of MICT’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles).

Merger

Subject to the approval by the holders of MICT’s common stock, MICT and Merger Sub shall consummate the Merger, pursuant to which, among other things, (a) Merger Sub will merge with and into MICT, following which MICT will continue as the surviving corporation; (b) the board of directors and executive officers of Merger Sub will each hold office in MICT as the Surviving Corporation; and (c) every issued and outstanding share of MICT’s common stock, subject to the limitations set forth in the Acquisition Agreement, will be converted automatically into 0.93 GFH Ordinary Shares (the “Conversion Ratio”), following which all shares of MICT’s common stock will automatically be canceled and cease to exist, provided that, if the Parties mutually agree, for Nasdaq listing purposes, the Conversion Ratio may be a ratio other than 0.93 for one (but in no event will the Conversion Ratio be in excess of one (1) share of MICT’s common stock for five (5) shares of GFH Ordinary Shares); (d) all MICT Options that are outstanding and unexercised immediately prior to the Effective Time will survive the Closing and will be converted into and become an option to purchase GFH Ordinary Shares (the “MICT Replacement Option”), with (i) the per share price for the GFH Ordinary Shares issuable upon exercise of each MICT Replacement Option will be the same as the per share exercise price for the applicable MICT Option immediately before the Merger and (ii) each MICT Replacement Option subject to expiration on the fifteen (15) month anniversary of the Closing Date; (e) GFH will assume MICT’s 2012 Stock Incentive Plan and 2014 Stock Incentive Plan; and (f) each outstanding MICT warrant shall be canceled and replaced with an MICT Replacement Warrant to purchase GFH Ordinary Shares, with substantially the same terms and conditions as the original MICT warrant, except that (i) the number of GFH Ordinary Shares which can be purchased with each MICT Replacement Warrant shall be adjusted by the Conversion Ratio and (ii) the exercise price for each MICT Replacement Warrant shall be adjusted by the Conversion Ratio.

Share Exchange

At Closing, Purchaser and the other BI China Sellers will sell to GFH all of the issued and outstanding BI China Securities (the “BI China Purchased Securities”). As full consideration for the BI China Purchased Securities, GFH will issue to the BI China Sellers (including Purchaser) an aggregate number of GFH Ordinary Shares equal to the number of shares to be issued to the BI China Sellers in accordance with the capitalization table attached as Schedule 3.2(d) to the Acquisition Agreement.

At Closing, GFH will purchase the ParagonEx Purchased Securities of the ParagonEx Sellers, and as consideration, the ParagonEx Sellers will receive the following: (a) the cash payment from the GFH Private Placement and funds received from BI China pursuant to the GFH Private Placement shortfall, if applicable; (b) the ParagonEx Notes which entitle the ParagonEx Sellers to receive, at GFH’s sole discretion, either (i) the full principal amount of the ParagonEx Notes in a single lump-sum payment upon Closing or (ii) an aggregate amount of $12,000,000 payable in eight equal installments over a twenty-two (22) month period; and (c) an aggregate number of GFH Ordinary Shares (the “ParagonEx Exchange Shares”) equal to the number of shares to be issued to the ParagonEx Sellers. In addition, as a separate transaction and not as consideration for the ParagonEx Purchased Securities, GFH shall issue and deliver to each of Saar Pilosof and Haim Toledano (in addition to the ParagonEx Exchange Shares issued to them in their capacity as ParagonEx Sellers) an aggregate of Two Million (2,000,000) shares of GFH Ordinary Shares (the “ParagonEx Founders’ Additional Shares”).

Any ParagonEx Non-Executing Shareholder as of the Closing shall become a ParagonEx Seller by virtue of the provisions of Section 3.13 in the Acquisition Agreement, whereby ParagonEx Executing Shareholders, who collectively hold 75% of the issued and outstanding share capital and voting power of ParagonEx, are deemed to have accepted an offer by GFH to purchase all of their securities in ParagonEx in accordance with the terms set forth and conditions in the Merger Agreement, which offer is conditioned upon the sale of all of the outstanding shares of ParagonEx on a fully diluted basis.

Subject to the terms and conditions of the Acquisition Agreement, and assuming that none of the shares of MICT’s common stock are purchased by Purchaser in connection with the Tender Offer, MICT’s stockholders will own approximately 5.27% of GFH after giving effect to the transactions contemplated by the Acquisition Agreement.

Termination and Termination Fee

The Acquisition Agreement may be terminated under certain circumstances at any time prior the Closing, including, among other reasons: (a) by mutual written consent of MICT, Purchaser, BI China and ParagonEx; (b) by written notice by MICT, Purchaser, BI China and ParagonEx if the any of the closing conditions have not been satisfied or waived by May 15, 2019 (unless there’s a breach on the part of the terminating party); (c) by written notice by any of MICT, Purchaser, BI China or ParagonEx if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (d) by written notice by Purchaser or BI China for MICT’s breach, such that (i) the breach is material and results in a failure of certain closing conditions or (ii) the breach remains uncured; (e) by written notice by ParagonEx for MICT’s breach, such that (i) the breach is material and results in a failure of certain closing conditions or (ii) the breach remains uncured; (f) by written notice by MICT for Purchaser’s, BI China’s, PargonEx’s or any Major ParagonEx Seller’s breach, such that (i) the breach is material and results in a failure of certain closing conditions or (ii) the breach remains uncured; (g) by written notice by either Purchaser, BI China or ParagonEx, if (i) MICT’s board of directors (or any committee thereof) shall have effected a MICT Board Recommendation Change or (ii) MICT has entered into a binding Superior Proposal (as defined in the Acquisition Agreement); (h) by written notice by MICT, if Purchaser with respect to any BI China Target Company or any ParagonEx Target Company has entered into binding Superior Proposal; (i) by written notice by either Purchaser and BI China, on the one hand and ParagonEx on the other hand, if either Purchaser or BI China, in the case of notice from ParagonEx or ParagonEx, in the case of notice from either BI China or Purchaser is in material breach of the Acquisition Agreement and such breach remains uncured; (j) by written notice by MICT, if there shall have been an uncured and continuing Material Adverse Effect on the BI China Target Companies or the ParagonEx Target Companies, taken as a whole; (k) by written notice by BI China, if there shall have been a Material Adverse Effect with respect to MICT or the ParagonEx Target Companies, taken as a whole; (l) by written notice by ParagonEx, if there shall have been a Material Adverse Effect on MICT or the BI China Target Companies, taken as a whole; (m) by written notice by either MICT or Purchaser if the Required Stockholder Approval was not obtained; (n) by written notice by MICT if MICT enters into a Superior Offer; (o) by written notice by MICT if the holders of all of the equity interests in BI China do not to agree to transfer all of their ownership interests in BI China to GFH at least three (3) Business Days prior to the Outside Date; (p) by written notice by any of Purchaser, BI China or ParagonEx, in the event that Sunrise Securities or any affiliate thereof seeks and obtains from a governmental authority a permanent injunction or other order that has become final and nonappealable preventing the Closing; or (q) if the Tender Offer is not consummated due to the failure of the Tender Offer Conditions that the Tender Offer shall not have caused the shares to be held of record by fewer than 300 round lot holders or require pursuant to one or more Nasdaq rules or regulations that the Company obtain stockholder approval in connection therewith.

The Acquisition Agreement contains certain termination fees for each of MICT, Purchaser, BI China and ParagonEx, and further provides that, if BI China, ParagonEx or MICT terminate the Acquisition Agreement under specified circumstances, then MICT may be required to pay to BI China and ParagonEx a termination fee of Nine Hundred Thousand U.S. Dollars ($900,000). Purchaser and ParagonEx jointly and severally may be required to pay to MICT a base termination fee of One Million Eight Hundred Thousand U.S. Dollars ($1,800,000) (the “Target Termination Fee”) if the Acquisition Agreement is terminated under specified circumstances. Further, the Target Termination Fee shall increase to Three Million U.S. Dollars ($3,000,000) in the event that the Acquisition Agreement is terminated by either MICT or Purchaser as a result of the failure of MICT to obtain the Required Stockholder Approval and Purchaser did not vote in favor of the Transactions. Concurrently with the signing of the Acquisition Agreement, Purchaser and MICT entered into the Termination Fee Escrow Agreement whereby Purchaser deposited with the Escrow Agent Nine Hundred Thousand U.S. Dollars ($900,000) and Purchaser’s current MICT shares as collateral and security for the payment of the Target Termination Fee.

Further, in the event the Acquisition Agreement is terminated by BI China or ParagonEx due to material breach of the agreement by the other party, then within three (3) Business Days after such termination, the breaching party shall pay to the non-breaching party an aggregate amount of cash equal to the amount of the costs and expenses, including legal and professional fees, incurred by the non-breaching party in connection with the negotiation and execution of the Acquisition Agreement and the other Ancillary Documents incurred, which amount shall in no event exceed One Million U.S. Dollars ($1,000,000).

Voting Agreement

In connection with the execution and delivery of the Acquisition Agreement, David Lucatz, on behalf of his affiliates that are stockholders of MICT (the “Stockholder”), entered into a voting agreement (the “Voting Agreement”) pursuant to which, during the term of such agreement, the Stockholder has agreed to certain actions in support of the transactions contemplated by the Acquisition Agreement and will, at every meeting of the stockholders of MICT called for such purpose, and at every adjournment or postponement thereof (or in any other circumstances upon which a vote, consent or approval is sought, including by written consent), not vote any of his shares of MICT’s common stock at such meeting in favor of, or consent to, and will vote against and not consent to, the approval of any alternative proposal that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay or adversely affect in any material respect the transactions contemplated by the Acquisition Agreement. The Voting Agreement shall terminate, among other reasons, upon the termination of the Acquisition Agreement and if the Tender Offer is terminated, withdrawn or otherwise not consummated.

Lock-Up Agreements

Concurrently with the signing of the Acquisition Agreement, the stockholders of MICT who own in excess of 3% of the issued and outstanding GFH Ordinary Shares after consummation of the Transactions have entered into lock-up agreements (the “MICT Lock-Up Agreements”). Pursuant to the Lock-Up Agreements these stockholders are prohibited from selling or transferring the GFH Ordinary Shares they received for the period ending on the earlier of twelve (12) months following the Closing Date or the date such stockholders own less than three percent (3%) of the issued and outstanding GFH Ordinary Shares as a result of dilution of their ownership interest. Further, officers and directors of GFH who have entered into a Lock-Up Agreement also must no longer be serving as an officer or director of GFH or any of its subsidiaries at such time.

Purchaser has and the ParagonEx Sellers shall enter into lock-up agreements with substantially the same terms and conditions as the MICT Lock-Up Agreements, except that the lock-up period for the ParagonEx Sellers shall be six (6) months.

Prepayment Agreement

Concurrently with the execution of the Acquisition Agreement, on December 18, 2018, Purchaser and ParagonEx entered into that certain Prepayment Agreement (the “Prepayment Agreement”), which provides that irrespective of the Closing of the Acquisition Agreement, Purchaser and ParagonEx wish to collaborate in the development and offering of an online commodities exchange in China and other markets worldwide, based on ParagonEx’s proprietary software platform and user interface for online trading in contracts-for-difference, and in order to induce ParagonEx to immediately begin such development and adaptation project and supply the working capital necessary for it, Purchaser will provide ParagonEx $5,000,000 in cash no later than January 25, 2019, which amount shall either be considered part of the net working capital of BI China and of the net cash of GFH upon Closing of the Acquisition Agreement or converted into an equity investment in ParagonEx if the Acquisition Agreement is terminated for any reason.

Organizational Structure

The following diagram depicts the current organizational structure of the entities and the transactions contemplated by the Acquisition Agreement:

1.	Merger: Merger Sub merges with and into MICT, with MICT surviving. Existing MICT stockholders receive ordinary shares of GFH for their common stock of MICT at a conversion rate of 0.93-for-one. Existing holders of MICT warrants and options receive replacement warrants and options to purchase ordinary shares of GFH at the same price per share. Outstanding GFH shares prior to the merger are cancelled and MICT becomes a wholly-owned subsidiary of GFH.

2.	BI China Securities Exchange: BI China shareholders, including BNN, exchange their ordinary shares of BI China for ordinary shares of GFH. BI China becomes a wholly-owned subsidiary of GFH. An outstanding convertible note of BNN in the principal amount of £6,000,000 is assumed by GFH.

3.	ParagonEx Securities Exchange: ParagonEx shareholders exchange their ordinary shares of ParagonEx for ordinary shares of GFH, cash and promissory notes. Certain founders of ParagonEx receive 2,000,000 shares separate from their exchange consideration. ParagonEx becomes a wholly-owned subsidiary of GFH.

4.	Concurrently, with the closing of the transaction, GFH intends to consummate a private placement of $25,000,000.

The following diagram illustrates the ownership structure of GFH immediately following the closing of the Acquisitions.

Item 3. Identity and Background of Filing Person.

The disclosure in Item 3 of the Schedule TO is hereby amended and restated as follows:

(a), (b), (c) This Schedule TO is filed by BNN Technology PLC, a private limited company organized under the laws of the United Kingdom, Global Fintech Holdings Ltd., a British Virgin Islands corporation, and Mark Hanson and Darren Mercer, each of whom are citizens of the United Kingdom. The information set forth in the Offer to Purchase under the caption Section 9 — “Certain Information Concerning the Purchaser” and in Annex A and Annex B to the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(H)	Press release issued by Purchaser regarding extension of the Offer on March 13, 2019.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references to “5:00 p.m., New York City time, on Friday, March 15, 2019” in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are amended and replaced with “5:00 p.m., New York City time, on April 8, 2019.”

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2019

BNN TECHNOLOGY PLC

	By:	/s/ Darren Mercer
Name: Darren Mercer
Title: Executive Director

GLOBAL FINTECH HOLDINGS, LTD.

	By:	/s/ Darren Mercer
Name: Darren Mercer
Title: Director

	By:	/s/ Darren Mercer
Darren Mercer

	By:	/s/ Mark Hanson
Mark Hanson

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 5, 2019.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Joint Press release issued by Purchaser and MICT on July 2, 2018 (incorporated by reference to exhibit 99.2 to the Form 8-K filed by MICT on July 2, 2018).

(a)(1)(F)	Joint Press release issued by Purchaser and MICT on December 20, 2018 (incorporated by reference to exhibit 99.1 to the Form 8-K filed by MICT on December 21, 2018).

(a)(1)(G)	Press release issued by Purchaser on February 5, 2019.*

(a)(1)(H)	Press release issued by Purchaser regarding extension of the Offer on March 13, 2019.

(b)	None.

(d)(1)	Acquisition Agreement, dated December 19, 2018, by and among MICT, Purchaser, Global Fintech Holdings Ltd., Brookfield Interactive (Hong Kong) Limited, ParagonEx LTD and the other parties thereto (incorporated by reference to exhibit 2.1 to the Form 8-K filed by MICT on December 21, 2018).

(d)(2)	Form of Voting Agreement (incorporated by reference to exhibit 10.1 to the Form 8-K filed by MICT on December 21, 2018).

(g)	None.

(h)	None.

* Previously filed